UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________
FORM 11-K
____________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 001-35424

HomeStreet, Inc. 401(k) Savings Plan
(Full title of the plan)
____________________________
HOMESTREET, INC.
(Name of issuer of the securities held pursuant to the plan)
____________________________

Washington	91-0186600
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
601 Union Street, Ste. 2000
Seattle, WA 98101
(Address of the plan and address of issuer's principal executive offices)

HOMESTREET, INC. 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Benefits Committee, Plan Administrator,and Participants
HomeStreet, Inc. 401(k) Savings Plan
Seattle, Washington

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of HomeStreet, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2020.
South Bend, Indiana
June 25, 2021

HOMESTREET, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS:
Participant directed investments, at fair value	$161,691,255	$149,417,960
Cash	—	10,846
Total investments	161,691,255	149,428,806
Receivables:
Notes receivable from participants	1,193,823	1,411,948
Employer contributions	434,728	483,769
Participant contributions	195,221	783
Total receivables	1,823,772	1,896,500
Total assets	163,515,027	151,325,306
LIABILITIES:
Due to broker	279,297	—
Accrued expenses and other liabilities	19,009	10,833
Total liabilities	298,306	10,833
NET ASSETS AVAILABLE FOR BENEFITS	$163,216,721	$151,314,473

See accompanying notes to the financial statements.

HOMESTREET, INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020

2020
ADDITIONS:
Contributions:
Participant contributions	$8,147,977
Rollover contributions	760,544
Employer matching contributions	3,897,122
Total contributions	12,805,643
Investment income/(loss):
Net appreciation in fair value of investments	17,806,150
Dividends	4,622,723
Interest	293,552
Net investment income	22,722,425
Interest on notes receivable from participants	64,473
Total additions	35,592,541
DEDUCTIONS:
Benefits paid to participants	23,435,455
Administrative expenses	254,838
Total deductions	23,690,293
INCREASE IN NET ASSETS	11,902,248
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	151,314,473
End of year	$163,216,721

See accompanying notes to the financial statements.

HOMESTREET, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEAR ENDED DECEMBER 31, 2020

1.DESCRIPTION OF PLAN
The following description of the HomeStreet, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a trusteed defined contribution 401(k) savings plan for employee retirement. The Plan is administered by the HomeStreet, Inc. Retirement Benefits Committee, which is comprised of certain officers and employees of HomeStreet, Inc. (the “Company” or “Plan Sponsor”and or "Employer"). Charles Schwab Bank serves as trustee for all Plan assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During 2019, there was a 33% workforce reduction from the sale of the Home Loan Center Based Mortgage Banking Operations business assets and transfer of personnel to an independent mortgage company. This constituted a partial plan termination, which occurs if 20% or more of plan participants are terminated. Partial plan termination results in affected participants becoming fully vested in the accrued benefits at the termination date. Participants of the Plan are fully vested immediately in their contributions to the Plan, the Company’s matching contributions, and actual earnings thereon; therefore, the partial plan termination had minimal effect on the Plan or its participants.

Eligibility - Employees of the Company and its wholly owned subsidiaries, HomeStreet Bank and HomeStreet Capital, are eligible to participate in the Plan. Participants are eligible for plan participation after attainment of 18 years of age. Eligibility to make employee contributions begins immediately upon date of hire.

Contributions - Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by the Company, and (iii) participant rollovers from another qualified plan.

Participants may elect to contribute a percentage of their eligible compensation to the Plan each year, subject to the limitations, as defined in the plan document. Such contributions are excluded from the participant’s taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions; these additional contributions are ineligible for a Company matching contribution.

The Company makes a matching contribution of 100% on the first 3% and 50% on the next 2% of eligible compensation. The maximum contribution amount eligible to be matched is 80% of eligible compensation as defined by the Plan.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code (IRC) limitations.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated equally to participants with an account balance not less than $2,000. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments- Participants direct the investment of their contributions and the Company matching contributions in the Plan and earnings thereon into Employer stock or any of the mutual and collective investment trust fund investment options of the Plan.

Participants may not acquire additional shares of HomeStreet, Inc. stock if more than 10% of their total account balance is in HomeStreet, Inc. shares.

Contributions may be temporarily held as cash balances prior to the execution of the investment according to participants’ direction.

Vesting - Participants are vested 100% immediately in their contributions to the Plan, the Company’s matching contributions, plus actual earnings thereon.
Forfeitures - Forfeitures in participants’ Employer Matching Contribution Account will be used first to reduce eligible Plan expenses and then to reinstate any non-vested benefits required to be reinstated for rehired participants. Any remaining forfeitures will be used to reduce future Employer contributions to the Plan. At December 31, 2020 and 2019, there were $11,747 and $1,084, respectively, of unallocated forfeitures in the Plan.

Notes Receivable from Participants - Participants may borrow, first, from their rollover account, second, from their employee contribution accounts and, third, from their vested Employer matching contribution account under the Plan. Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding the value of HomeStreet, Inc. stock. The loan term may not exceed 5 years unless the loan is used to acquire the participant’s principal residence. The loans are secured by the balance in the participant’s account and the outstanding loans as of December 31, 2020, bear interest at rates that range from 4.25% to 8.75%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through bi-weekly payroll deductions. As of December 31, 2020, the loans mature through 2035.

Payment of Benefits - The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. For termination of service with vested benefits of $1,000 or less, a participant or beneficiary will automatically receive the value of the vested interest in his or her account as a lump sum distribution. If the total vested balance is greater than $1,000, a participant may request a lump sum distribution, roll over the vested Plan account balance into an IRA or new employer’s eligible retirement plan, or leave the balance with the Plan until April 1 of the calendar year following the calendar year in which they reach age 70-1/2 (or, until April 1 of the calendar year following the year in which the participant terminates employment, if later).

Hardship Withdrawals - Under certain conditions, participants, while still employed by the Company, are permitted to withdraw, in a single sum, the employee contribution portions of their account balance. These conditions include un-reimbursed medical expenses, the purchase of the participant’s principal residence, the payment of burial or funeral expenses for the participant’s deceased parent, spouse, child, dependent or designated beneficiary, certain expenses for the repair or damage to the participant’s principal residence, the payment of postsecondary education tuition or to prevent eviction or foreclosure from the participant’s principal residence. A participant’s right to make deferrals to the Plan will be suspended for six months after the receipt of a hardship withdrawal.

Other - Certain administrative functions are performed by officers and employees of the Company, by Schwab Retirement Plan Services, Inc., the record-keeper, and by Charles Schwab Bank, the trustee. No Company officer or employee receives compensation from the Plan. All other expenses for administration of the Plan including legal, investment management, recordkeeping and audit fees are paid out of the assets of the Plan.

2.    SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), using the accrual basis of accounting. Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

The longer-term impact of the pandemic to our results of operations and financial position cannot be reasonably estimated at this time. The extent of the full economic impact of the coronavirus will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus’s spread, the effectiveness of vaccines and vaccination programs and the actions required to contain it or treat its impact. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on the Plan.

Concentration of Investments - Included in investments at December 31, 2020 and 2019, are shares of the Plan Sponsor’s common stock totaling $6,068,844 and $7,399,046, respectively. This investment represents 3.8 percent and 5.0 percent of total investments at December 31, 2020 and 2019, respectively. A significant decline in the market value of the Plan Sponsor’s stock would significantly affect the net assets available for benefits.

Investment Valuation - The Plan’s investments are stated at fair value, or net asset value (“NAV”) for the stable value fund (“the Fund”). Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, “Fair Value Measurements” for discussion on fair value measurements.

Income Recognition - Net appreciation (depreciation) in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at the unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2020 and 2019.

Administrative Expenses - All administrative expenses, investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $8,986 and $10,833 at December 31, 2020 and 2019, respectively.

Accounting Guidance Adopted – In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2018-13, Fair Value Measurement; Disclosure Framework (ASU 2018-13) that amends disclosure requirements related to fair value measurements. Specifically, entities are no longer required to disclose transfers between Level 1 and Level 2 of the fair value hierarchy, or qualitatively disclose the valuation process for Level 3 fair value measurements. Entities are also required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The additional provisions of the guidance should be adopted prospectively, while the eliminated requirements should be adopted retrospectively.

ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019, including interim periods therein. The Plan has adopted the modified disclosures of the ASU for the year ended December 31, 2020. There was no significant effect from the adoption of this ASU.

3.    FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.

HomeStreet, Inc. Common Stock — Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable Value Fund—Composed primarily of fully benefit-responsive investment contracts and is reported at fair value using net asset value (“NAV”) as a practical expedient. The stable value fund calculates NAV per share in a manner consistent with the measurement principles in ASC 946, Financial Services — Investment Companies. Those measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets, which include the fully benefit responsive investment contracts held by the fund at contract value. This NAV represents the Plan’s fair value since this is the NAV at which the Plan transacts with the fund. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2020 and 2019:

	December 31, 2020
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

HomeStreet, Inc. common stock	$6,068,844	$—	$—	$6,068,844
Mutual funds	141,976,897	—	—	141,976,897
Total	$148,045,741	$—	$—	148,045,741
Investments measured at NAV (1)				13,645,514
Total investments				$161,691,255

	December 31, 2019
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

HomeStreet, Inc. common stock	$7,399,046	$—	$—	$7,399,046
Mutual funds	129,822,368	—	—	129,822,368
Total	$137,221,414	$—	$—	137,221,414
Investments measured at NAV (1)				12,196,546
Total investments				$149,417,960
(1) Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statement of net assets available for benefits
A summary of the Plan’s investments at December 31, 2020 and 2019, where fair value is estimated based on the NAV is presented below:

Investment	2020 Fair Value	2019 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Restrictions	Notice Period
Stable value fund	$13,645,514	$12,196,546	$—	Same day	None	None
4.    STABLE VALUE FUND
The Wells Fargo stable value fund (the “Fund”) is a collective trust fund sponsored by Wells Fargo Bank, N.A. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.

5.    PLAN TERMINATION
Although the Company does not have intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.    FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by letter dated March 30, 2017, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no income tax provision has been included in these financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

7.    PARTY IN INTEREST AND RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of HomeStreet, Inc. stock and Charles Schwab mutual funds trusteed by Charles Schwab Bank. Charles Schwab Bank is the trustee for these investments as defined by the Plan and HomeStreet, Inc. stock is issued by the Employer. The Plan issues loans to participants, which are secured by the vested balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

At December 31, 2020 and 2019, the Plan held 179,738 and 217,619 shares, respectively, of common stock of the Company, the sponsoring Employer, with a cost basis of $3,807,777 and $4,542,713, respectively. During the years ended December 31, 2020 and 2019, the Plan recorded $113,485 and $0 dividend income, respectively, related to the common stock of the Company.

8.    SUBSEQUENT EVENTS
The Plan has evaluated the events that have occurred subsequent to December 31, 2020 and has included all material events that would require recognition in the 2020 financial statements and disclosure in the notes to the financial statements.

SUPPLEMENTAL SCHEDULE

HOMESTREET, INC.
401(k) SAVINGS PLAN
Employer ID No: 91-0186600
Plan No: 001
FORM 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2020

(a)	(b) Issuer, identity of borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, and par or maturity value	(d) Cost	(e) Current value

*	HomeStreet	HomeStreet, Inc Common Stock	**	$6,068,844
	Wells Fargo	Wells Fargo Stable Value Fund	**	13,645,514
	Dodge & Cox	Dodge & Cox Income Fund	**	13,075,216
	Dodge & Cox	Dodge & Cox International Stock Fund	**	7,524,598
	Fidelity	Fidelity Spartan Ext Mkt Indx Fund	**	16,132,683
	Harbor	Harbor Capital Appreciation Fund	**	16,853,150
	Loomis	Loomis Sayles Bond Fund	**	4,842,596
	PIMCO	PIMCO Commodity Real Return Instl	**	3,066,768
*	Schwab	Schwab S&P 500 Index Fund	**	23,783,506
*	Schwab	Schwab US Treasury Money Inv	**	858
	T Rowe Price	T Rowe Price Value Fund	**	12,359,236
	JP Morgan	Undiscovered Mgrs Behavioral Value C	**	5,798,583
	Vanguard	Vanguard Developed Markets Index Adm	**	5,519,146
	Vanguard	Vanguard REIT Index Adm	**	4,271,888
	Vanguard	Vanguard Small Cap Growth Index Admi	**	12,384,521
	Vanguard	Vanguard Total Bond Mkt Index Signal	**	8,894,813
	Investment Mgrs Series Trust	WCM Focused International Growth Ins	**	7,469,335
*	Various Participants	Participant loans with interest rates ranging from 4.25% to 8.75% maturing through 2035		1,193,823
				$162,885,078

*	Party-in-interest
**	Cost information not required for participant-directed investments and therefore is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 25, 2021

HomeStreet, Inc. 401(k) Savings Plan

/s/ Aaron Morin
Aaron Morin
SVP, Human Resources Director